**SCHEDULE A**

Eli Lilly and Company

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Eli Lilly and Company are set forth below. The address of Eli Lilly and Company is: Lilly Corporate Center, Indianapolis, Indiana 46285. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Eli Lilly and Company. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors	
Ralph Alvarez	Director; Operating Partner, Advent International Corporation
Katherine Baicker, Ph.D.	Director; Provost, University of Chicago and Professor, Harris School of Public Policy
Carolyn R. Bertozzi, Ph.D.	Director; Professor of Chemistry, Stanford University
J. Erik Fyrwald	Director; Chief Executive Officer, International Flavors & Fragrances Inc.
Mary Lynne Hedley, Ph.D.	Director; Senior Scientific Fellow, Broad Institute of MIT and Harvard
Jamere Jackson	Director; Chief Financial Officer, AutoZone, Inc.
Kimberly H. Johnson	Director; Chief Operating Officer, T. Rowe Price Group, Inc.
William G. Kaelin Jr., M.D.	Director; Professor of Medicine, Harvard Medical School
Juan R. Luciano	Director; Chairman and Chief Executive Officer, Archer Daniels Midland Company
	Citizenship: United States and Argentina
Jon Moeller	Director; Chairman of the Board, President and Chief Executive Officer, The Procter & Gamble Company
David A. Ricks	Director; Chair, President and Chief Executive Officer, Eli Lilly and Company
Gabrielle Sulzberger	Director; Senior Managing Director at Centerbridge Partners, L.P. and Senior Advisor, Teneo
Executive Officers (Who Are Not Directors)	
Adrienne Brown	Executive Vice President and President, Lilly Immunology
Kenneth Custer, Ph.D.	Executive Vice President and President, Lilly Cardiometabolic Health
Eric Dozier	Executive Vice President and Chief People Officer
Anat Hakim	Executive Vice President, General Counsel and Secretary
	Citizenship: United States and Israel
Edgardo Hernandez	Executive Vice President and President, Manufacturing Operations
Carole Ho, M.D.	Executive Vice President and President, Lilly Neuroscience
Patrik Jonsson	Executive Vice President and President, Lilly International
	Citizenship: Sweden
Lucas Montarce	Executive Vice President and Chief Financial Officer
Diogo Rau	Executive Vice President and Chief Information and Digital Officer
Melissa S. Seymour	Executive Vice President, Global Quality
Daniel Skovronsky, M.D., Ph.D.	Executive Vice President, Chief Scientific and Product Officer and President, Lilly Research Laboratories
Jacob Van Naarden	Executive Vice President and President, Lilly Oncology; Head of Corporate Business Development
Ilya Yuffa	Executive Vice President and President, Lilly USA and Global Customer Capabilities